UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 10 January 2018

ASX RELEASE

10 January 2018

KAZIA PRESENTATION TO BIOTECH SHOWCASE

Sydney, 10 January 2018 – Australian oncology-focused biotechnology company Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA) is pleased to release the presentation that CEO, Dr James Garner gave to Biotech Showcase in San Francisco on 9 January 2018.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates and a preclinical discovery program, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial December 2017. Initial data is expected in late calendar 2018, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.

An emerging oncology developer with two clinical-stage programs Presentation to Biotech Showcase #BTS18 San Francisco, CA 9 January 2018

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Investment Highlights 1 Oncology-focused biotech with two cancer therapies in clinical trials - GDC-0084 entering phase II in glioblastoma multiforme - Cantrixil in phase I in ovarian cancer 2 Well-differentiated assets, with lead program licensed from Genentech - GDC-0084: brain-penetrant dual PI3K / mTOR inhibitor - Cantrixil active against ovarian cancer tumor-initiating cells 3 Publicly-listed company, traded on ASX and NASDAQ 4 Experienced team, with extensive international background in big pharma and biotech

Kazia is focused on development of high-potential novel therapies for poorly-served cancers Partner with big pharma for late-stage development to bring to market Bring in under-valued assets from other pharmaceutical companies Conduct focused clinical trials Identify optimal patient groups Understand safety and dosing Engage with external experts Identify Value Build Value Realise Value Proceeds of outbound licensing reinvested in earlier-stage assets $ Reduce cycle time and accelerate returns: 2-4 years to get to value inflection Improve portfolio strength: access the best global innovation Mitigate risk: bring in assets which already partially de-risked

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Two clinical programs, with value-driving inflection points providing impactful newsflow during 2018 *MTD = Maximum Tolerated Dose GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Brain-penetrant PI3K inhibitor, developed to completion of phase I by Genentech Third-generation benzopyran, developed from Australian research with support from Yale University Commencement of phase II study in first-line GBM Read-out of MTD* and safety from phase I study in ovarian cancer Read-out from dose optimisation lead-in component Read-out of potential efficacy signals from dose expansion cohort 2018

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 billion

Current standard of care is essentially ineffective in up to 65% of GBM cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles

Temozolomide is clearly efficacious...



Probability of Progression-free Survival (%)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
Months
Radiotherapy plus temozolomide
Radiotherapy

...but only in ~35% of patients with a methylated MGMT promotor



Probability of Overall Survival (%)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
Months
P=0.007
P=0.06
Unmethylated, radiotherapy
Unmethylated, radiotherapy plus temozolomide
Methylated, radiotherapy
Methylated, radiotherapy plus temozolomide

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

7

KAZIA THERAPEUTICS

The PI3K pathway is highly relevant to GBM, and GDC-0084 is well-differentiated within the class

PI3K Activation in GBM

PI3K pathway upregulated in **~90% of GBM cases** per Cancer Genome Atlas[1]

PI3K dysregulation is associated with a worse prognosis[2]



2-Year Survival Rate
30%
20%
10%
0%
24%
0%
pAkt positive
pAkt negative

PI3K Inhibitor Class is Diverse

Differentiation	Comparators	Relevance
GDC-0084 is a pan-PI3K inhibitor, active against all four isoforms (α β γ δ)	Idelalisib (Gilead) – δ IPI-549 (Infinity) – γ Umbalisib (TG) - δ	α & β isoforms likely more relevant to solid tumors
GDC-0084 is a dual PI3K / mTOR inhibitor	Taselisib (Genentech) – PI3K only	Dual mechanism reduces bypass signalling
GDC-0084 penetrates the blood-brain barrier (1:1 brain / plasma ratio)	Buparsilib (Novartis) – also brain-penetrant but mood disturbances	Brain / plasma ratio ≥ 1 necessary, given diffuse nature of GBM
Rich preclinical data set supporting clinical development in GBM	Buparsilib (Novartis) – lead indication is breast cancer	GDC-0084 developed from ground up as a GBM drug

[1]CW Brennan et al, *Cell* (2013), 155(2):462-477; [2]Y Suzuki, et al. *J Radiat Res* (2010), 51(3):343

8

KAZIA THERAPEUTICS

The PI3K class has been further validated by approval of a second NCE in September 2017 Two PI3K inhibitors now successfully brought to market Zydelig (idelalisib) [Gilead] Aliqopa (copanlisib) [Bayer] Neither drug is brain-penetrant, so are unlikely to rival GDC-0084 Demonstrates that PI3K is a validated pathway to target for effective treatment of cancer Both agents approved by FDA via ‘accelerated approval’ PI3K class further validated by approval of Bayer’s AliqopaTM (copanlisib) for lymphoma in Sept 2017

Previous GBM failures are well understood, and can inform development of new therapies

Pharmacokinetic Failure	• Many small-molecule kinase inhibitors are not well brain-penetrant, and so reach insufficient concentration at the tumour
Tumour Genetics & Heterogeneity	• Many driver mutations for GBM, but few constitutive (e.g. EGFR disordered in ~40% of cases) • Profound heterogeneity in the tumour, and rapid evolution
Compensatory Mechanisms	• Inhibition of some downstream targets may lead to upregulation elsewhere (e.g. pure mTOR inhibitors have been associated with *worse* clinical outcomes)
Immunological Environment	• Brain is 'immunologically privileged', with profoundly different set of immunological responses, so immuno-oncology therapies and cancer vaccines are likely to face hurdles
Clinical Trial Design	• Positioning in advanced treatment failures entails an extremely 'hard-to-treat' group with limited life expectancy, creating very high bar for new therapies • Combination therapy tends to be limited by significant toxicity, and some monotherapies can be impeded by higher levels of toxicity in this population

10
KAZIA THERAPEUTICS

Genentech’s phase I of GDC-0084 established dosing and showed favourable safety Efficacy Signals Safety Phase I safety trial conducted by Genentech 47 patients enrolled with advanced glioma (grade 3/4); average of three prior lines of therapy Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors) No evidence of liver, bone marrow, kidney toxicity, or mood disturbances Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016 GDC-0084 40% Achieved ‘stable disease’ Arresting Tumour Growth 21% Remained on study for >3 months Potentially Delaying Progression 26% Showed ‘metabolic partial response’ on FDG-PET Slowing Tumour Metabolism

GDC-0084 phase II study design in first-line setting is supported by clinician and regulatory feedback Debulking surgery prior to study entry Radiotherapy + temozolomide Maintenance temozolomide Maintenance GDC-0084 R Approximately 60 sites in 5-6 countries Will target patients who are resistant to temozolomide (approximately two-thirds of glioblastoma patients) Duration: 18 months recruitment 12 months follow-up Number of patients: approx. 228 (114 per arm) prior to entering study during study Regulatory Strategy Designed to provide robust evidence of clinical efficacy, using an endpoint, progression-free survival (PFS), that could potentially be approvable Goal is to seek accelerated approval prior to completion of a definitive phase III study. Avastin (bevacizumab) was approved for recurrent GBM in this way In the interim, Kazia aims to seek special designations (ODD, FTD, etc.) to provide enhanced opportunities for regulatory engagement n = 114 n = 114

Brain metastases from non-CNS tumors represent long-term market expansion potential

Overview

- Estimated 100,000 - 200,000 cases/year in US
- ~10-25% adult cancer patients develop symptomatic brain mets
- Lung, breast and melanoma represent the majority of brain mets
- Frequency of brain mets increasing with better systemic control and longer survival
- Few (if any) drugs available to treat brain metastasis

Example: Breast Mets

- ~30-44% of metastatic HER2-positive metastatic breast cancer patients have brain metastases
- Brain metastases represent the cause of death in ~50% of HER2-positive breast cancer patients
- ~40-50% of breast cancer brain metastases have disordered PI3K pathway
- Therapies that are effective for the primary tumor (e.g. Herceptin) are often ineffective for brain metastases

Next Steps

- Use GBM as a 'gateway indication', with the potential to explore registration post-phase II via accelerated approval / breakthrough designation, subject to clinical results
- Meanwhile, conduct preclinical and clinical exploration of brain metastases in partnership with identified researchers to demonstrate preclinical proof-of-concept and augment economic value of the asset

Source: E Lim & N Lim (2012). *Oncology*. 26(7):652-9; PK Brastianos, SL Carter, S Santagata, et al. (2015). *Discovery* 5:1164

13

KAZIA THERAPEUTICS

www.kaziatherapeutics.com